On or about May 30, 2006, John Halebian, a purported shareholder of Citi New York Tax Free Reserves, a series of CitiFunds Trust III (the "Trust"), filed a complaint in the United States District
Court for the Southern District of New York against the independent trustees (the "Independent Trustees") of the Trust. The Trust is also named in the complaint as a nominal defendant. The complaint purports to set forth both derivative claims on behalf of the Trust and class claims on behalf of a putative class of shareholders of the Trust in connection with the 2005 sale of Citigroup's asset management business to Legg Mason and the related approval of new investment advisory agreements by the trustees and shareholders. In the derivative claim, the plaintiff alleges, among other things, that the Independent Trustees breached their fiduciary duty to the Trust and its shareholders by failing to negotiate lower fees or seek competing bids from other qualified investment advisers in connection with Citigroup's sale to Legg Mason. In the claims brought on behalf of the putative class of shareholders, the plaintiff alleges that the Independent Trustees violated the proxy solicitation requirements of the 1940 Act, and breached their fiduciary duty to shareholders, by virtue of the voting procedures, including "echo voting", used to obtain approval of the new investment advisory agreements and statements made in a proxy statement regarding those voting procedures. The plaintiff alleges that the proxy statement was misleading because it failed to disclose that the voting procedures violated the 1940 Act. The relief sought includes an award of damages, rescission of the advisory agreements, and an award of costs and attorney fees. Prior to filing the complaint, Mr. Halebian's lawyers made written demand for relief on the Board of the Trust. In response to Mr. Halebian's demand, the Independent
Trustees formed a demand review committee to investigate the matters raised in the demand, and subsequently in the complaint, and recommend a course of action to the Board. After a thorough review, the demand review committee determined both that the Independent Trustees had not breached their fiduciary duties as alleged by Mr. Halebian, and that the action demanded by Mr. Halebian would not be in the best interests of the Trust. The
Board of the Trust (the Trustee who is an "interested person" of the Trust within the meaning of the 1940 Act having recused himself from the matter), after receiving and considering the committee's report and based upon the findings of the committee, subsequently also so determined and adopted the recommendation of the committee. The Independent Trustees have accordingly moved to dismiss Mr. Halebian's complaint. Briefing on the Independent Trustees' motion will not be concluded until year end. No assurance can be given as to the outcome of this matter.